RECEIVED

2007 OCT 18 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

October 15, 2007

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

07027357

Dear Sirs,

Sub : Allotment of 5,59,139 Equity Shares of Rs.10 each on conversion of Zero Coupon Foreign Convertible Bonds

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated October 15, 2007 allotting 5.59.139 Equity Shares of Rs. 10 each on conversion of Zero Coupon Foreign Convertible Bonds

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

SE/
October 15, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36, 2659 8100/14
Facsimile : 2659 8237/38

Dear Sirs,

Sub : Allotment of 5,59,139 Equity Shares of Rs.10 each on conversion of Zero Coupon Foreign Convertible Bonds

This is to inform you the Committee of Directors of the Company at its meeting held today, the October 15, 2007, has allotted 5,59,139 equity shares of Rs. 10 each for cash at a price of Rs.1,006.92 (including a premium of Rs.996.92) per Share to various Foreign Institutional Investors against the conversion of 12,445 Zero Coupon Foreign Currency Convertible Bonds.

Consequent upon the said allotment, the paid-up capital of the Company stands increased to 22,90,89,447 fully paid-up equity shares of Rs.10 each.

We will forward the application for listing of these shares in due course.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

SE/
October 15, 2007

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 2375 / 2066 / 2272 1233 / 34/2272 3719
Facsimile : 2272 2037/2039/2041/2061/3719

Dear Sirs,

Sub : Allotment of 5,59,139 Equity Shares of Rs.10 each on conversion of Zero Coupon Foreign Convertible Bonds

This is to inform you the Committee of Directors of the Company at its meeting held today, the October 15, 2007, has allotted 5,59,139 equity shares of Rs. 10 each for cash at a price of Rs.1,006.92 (including a premium of Rs.996.92) per Share to various Foreign Institutional Investors against the conversion of 12,445 Zero Coupon Foreign Currency Convertible Bonds.

Consequent upon the said allotment, the paid-up capital of the Company stands increased to 22,90,89,447 fully paid-up equity shares of Rs.10 each.

We will forward the application for listing of these shares in due course.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END